Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES IMMEDIATE CLOSURE OF THE FRANCOEUR MINE AND PROVIDES UPDATE ON WASAMAC PROJECT

MONTREAL, Quebec, Canada, November 29, 2012 – Richmont Mines Inc. (TSX – NYSE MKT: RIC), (“Richmont” or the “Corporation”) announces the immediate closure of the Francoeur Mine and the suspension of exploration activities on the Wasamac gold property. Both assets are located near Rouyn-Noranda, Quebec.

Paul Carmel, President and CEO of Richmont Mines, commented: “Richmont’s management team and I would like to thank the employees of the Francoeur Mine for their hard work and dedication to the operation, and we regret that no solution was found to make the project economically feasible at present or over the long-term. We are committed to offering all affected employees compensation above our legal requirements and will endeavour to relocate as many as possible to other operations.”

Highlights:

  Richmont will take a pre-tax write-off of approximately CAN$11 - CAN$13 million related to the closure of the Francoeur Mine, the majority of which will be accounted for in Q4 2012. The write-off will consist of $4 - $5 million in cash (related to employee severance) with the remaining amount being non-cash;

  Commercial gold production at Francoeur will cease on November 30, 2012, after which the Corporation will complete a closure process of approximately 4 months. It is estimated that 115 employees will be laid off immediately and 35 employees will be retained temporarily for this 4 month de-commissioning period;

  Richmont anticipates that a sizeable portion of the costs related to the closure will be recouped in several ways, including the redeployment of equipment to the Island Gold and Beaufor mines, where equipment purchases had been budgeted for 2013. Cost offsets related to surface infrastructure and remnant ore in certain stopes are also expected;

  Richmont continues to expect 2012 production of approximately 65,000 ounces. 2013 production is forecasted to be 65,000 – 70,000 ounces, down from 85,000 – 95,000 ounces previously. This revised 2013 guidance does not include potential bulk sample ounces from the Corporation’s Monique and W
  Zone advanced exploration projects;

  Scheduled technical work and permitting efforts will proceed as planned on Wasamac throughout 2013 following the completion of the current exploration program. However, additional exploration and development activities have been suspended.

Mr. Paul Carmel continued: “Given the ongoing high operating costs at Francoeur, and management’s inability to foresee marked improvements in the future, we are obliged to make the difficult but responsible decision to close the mine. Low realized grades, difficult mining conditions and a tight labour pool for the experienced miners required for the challenging mining conditions at Francoeur were the main factors that contributed to the higher costs that led to the decision. Francoeur was the Corporation’s first operating mine and allowed Richmont to become a gold producer over 20 years ago. Going forward however, management will be concentrating on lower cost, longer life assets to secure its future and generate an improved valuation in the marketplace.”

RICHMONT MINES ANNOUNCES IMMEDIATE CLOSURE OF THE FRANCOEUR MINE AND PROVIDES UPDATE ON WASAMAC PROJECT
November 29, 2012

Richmont is currently determining the parameters of the salvage operation with regards to recuperating mine equipment, accessing readily available ore, as well as the overall mine site closure plan and employee severance costs. The net economic impact of the announcement will be detailed in the Corporation’s fourth quarter and full year 2012 results.

Wasamac Project Update
Following several months of project optimization studies, Richmont has concluded that alternative scenarios do not currently offer a meaningful economic improvement in the current gold price environment, over the initial Preliminary Economic Assessment outlined in the Corporation’s March 28, 2012 press release. One evaluated scenario involved a scaled-down operation where mining was limited to the Main Zone, and the resulting ore was processed in a smaller 3,000 tpd milling facility. Although the capital for this scenario was greatly reduced, the Corporation determined that the overall IRR was only marginally higher than that of the original 6,000 tpd facility evaluated in the PEA, using the same US$1,350/oz gold price. An additional scenario examined the potential economics of mining a higher grade portion from Wasamac and shipping the ore to the Corporation’s Camflo Mill for processing. This alternative similarly generated a less than adequate return.

Mr. Carmel commented: “Regarding Wasamac, we continue to complete technical and permitting efforts, but are deferring further exploration and development work on the project at this time. The project remains an important asset for the Corporation given its location, size and potential leverage to the gold price, and it will be re-evaluated in the event economic parameters change in the project’s favour or in the event further geological information on the project comes to light. Our capital will be re-directed towards projects that offer higher returns in the current gold price environment.”

Richmont will continue to pursue pro-active public consultations with the local community at Wasamac in an effort to maintain an open dialogue and conduct its activities in a socially acceptable manner.

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES ANNOUNCES IMMEDIATE CLOSURE OF THE FRANCOEUR MINE AND PROVIDES UPDATE ON WASAMAC PROJECT
November 29, 2012

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Investor Relations:	Media:
Jennifer Aitken	Francis Beauvais
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410	Phone: 819 797-2465
E-mail: jaitken@richmont-mines.com	E-mail: fbeauvais@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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